Exhibit 99.2

SCOTT WILSON RPA	www.scottwilson.com

RICHARD J. LAMBERT

     I, Richard J. Lambert, P.E., as an author of this report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” prepared for New Gold Inc. and dated February 16, 2010, do hereby certify that:

1.	I am Principal Mining Consultant with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.

I am a graduate of Mackay School of Mines, University of Nevada, Reno, with a Bachelors of Science degree in Mining Engineering in 1980, and Boise State University, with a Masters of Business Administration degree in 1995.

3.

I am a Registered Professional Engineer in the state of Wyoming (#4857), the state of Idaho (#6069), and the state of Montana (#11475). I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (#1825610) since May 2006. I have worked as a mining engineer for a total of 29 years since my graduation. My relevant experience for the purpose of the Technical Report is:

• Review and report as a consultant on numerous mining projects for due diligence and regulatory requirements

•

Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, oil shale, phosphates, coal and base metals located in the United States, Canada, Zambia, Madagascar, Turkey, Bolivia, Chile, Brazil, Serbia, Australia, Russia and Venezuela.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Cerro San Pedro Mine on November 1-3, 2005, March 20- 21, 2007, and most recently on April 21-23, 2009.

6.	I am responsible for the preparation of Sections 1 through 6 and Sections 18 through 21.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

New Gold Inc. – Cerro San Pedro Mine	Page 24-1
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43- 101F1.

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 16th day of February, 2010

(Signed & Sealed)

Richard J. Lambert, P.E.

New Gold Inc. – Cerro San Pedro Mine	Page 24-2
Technical Report NI 43-101 – February 16, 2010